April 30, 2013

VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds: LMCG Global MultiCap Fund (File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On February 14, 2013, Forum Funds (the "Registrant") filed Post-Effective Amendment No. 393 ("PEA 393") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect an initial prospectus and statement of additional information (together, the "Offering Documents") for a proposed new series of Registrant, the LMCG Global MultiCap Fund (the "Fund") (accession number 0001435109-13-000039).

Below is a summary of the comments you provided via telephone on Tuesday, April 2, 2013, regarding PEA 393 and Registrant's responses to those comments. Defined terms used below have the same meanings as in the Fund's Offering Documents in PEA 393. The changes to the Fund's Offering Documents as described below have been included in PEA No. 406 filed on April 30, 2013, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933 ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 30, 2013

Prospectus

General

1. COMMENT: Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A. In this regard, please specifically advise the staff whether leverage is a principal strategy. The disclosures in the Statement of Additional Information ("SAI"), as well as the fundamental policies of the Fund, permit it to leverage to the fullest extent permitted under the 1940 Act. If the Fund does not intend to utilize leverage, please revise the Fund's Statement of Additional Information to include the anti-leverage carve-out e.g. include a non-fundamental investment limitation stating: "A Fund will not purchase additional investment securities while outstanding borrowings exceed 5% of the value of its total assets" or otherwise state in the Funds' Statement of Additional Information that the Funds have no current intent to create leverage.

RESPONSE: Registrant confirms that all principal investment strategies and risks of the Funds are summarized in Item 4. In addition, Registrant has revised the Fund's leverage disclosure in the SAI to include the anti-leverage carve-out.

2. COMMENT: Please represent in your response that all revisions in PEA 406 from PEA 393 are not material.

RESPONSE: Registrant confirms that, in connection with the filing of PEA 406, counsel will review the filing and represent that it is eligible for filing pursuant to paragraph (b)(4) of Rule 485 of the 1933 Act.

3. COMMENT: To the extent the Fund references the Investment Company Act of 1940 ("1940 Act") in its fundamental investment limitations, please revise the disclosure to state in plain English the substance of the relevant provisions of the 1940 Act.

RESPONSE: Registrant's fundamental investment limitations generally provide that the Fund will not, for example, borrow "except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief." Registrant respectfully declines to revise such fundamental investment limitations to replace the quoted language with the substance of the relevant provision(s) of the 1940 Act. Registrant does not believe that such disclosure would be meaningful to investors for many reasons. Among other things, such provisions can be quite lengthy and not self-explanatory, contrary to the assumption underlying the staff's comment. In addition, pursuant to such an approach, it may not be clear that, in applying the limitations, the Fund intends to refer to the rules, regulations and interpretations issued by the SEC and the staff

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with respect thereto. For these and other reasons, Registrant has declined to revise its existing fundamental investment limitations.

Fee and Expenses

4. COMMENT: Please confirm to the staff that a separate Acquired Fund Fees and Expenses subcaption is not required in the Fund's fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in "other" expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: Registrant has revised the Fund's disclosure to include a separate Acquired Fund Fees and Expenses subcaption.

5. COMMENT: With respect to the Institutional Shares class of the Fund, please confirm in your response that such class does not participate in a Rule 12b-1 distribution plan. If the Institutional Shares class participates in a Rule 12b-1 distribution plan but payments pursuant to such plan are currently suspended, please disclose the associated fees as 0.00% and add a footnote to the fee table describing the term of the suspension and under what circumstances it could be reinstated.

RESPONSE: Registrant confirms the Institutional Shares class does not participate in any Rule 12b-1 plan of distribution.

6. COMMENT: Please add disclosure to footnote 3 of the fee table stating that the Board of Trustees has no present intent to eliminate the Expense Cap during the 16 month period following the date of the prospectus.

RESPONSE: Registrant respectfully declines to revise the disclosure in footnote 3 because the current disclosure is consistent with Instruction 3(e) to Item 3 of Form N-1A, which states that an expense reimbursement or fee waiver arrangement may be disclosed if it will reduce Fund operating expenses for no less than one year from the effective date of the Fund's registration statement.

7. COMMENT: Please revise the last sentence of footnote 3 to the fee table from "Net Annual Fund Operating Expenses 'may' increase if exclusions from the Expense Cap apply" to "Net Annual Fund Operating Expenses 'will' increase if exclusions from the Expense Cap apply" or otherwise explain under what circumstances any exclusions would not result in an increase to the Fund's Net Annual Fund Operating Expenses.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

U.S. Securities and Exchange Commission
April 30, 2013

8. COMMENT: Please submit the complete fee table as EDGAR correspondence prior to the Fund's filing pursuant to Rule 485(b) in PEA 406.

RESPONSE: Registrant believes that it is common industry practice not to file a registration statement for a new fund pursuant to Rule 485(a) under the 1933 Act with a completed fee table. Registrant further believes that this common industry practice has been developed for competitive and strategic reasons - namely, fund sponsors do not wish to allow their proposed fund strategies to be used as "stalking horses" for potential competitors. In filing the registration statement for the Fund, Registrant has followed this standard industry practice. In addition, also in conformance with standard industry practice, Registrant has included the complete fee table for the Fund in PEA 406, filed pursuant to Rule 485(b) under the 1933 Act. This approach protects the Fund from disclosing its fees prior to launch, which safeguards its competitive advantage in entering the market.

Principal Investment Strategies

9. COMMENT: Please disclose the market-capitalization range of the MSCI All Country World IMI Index, the last date of its reconstitution and how often it is reconstituted.

RESPONSE: Registrant has revised the Fund's item 4 disclosure to address the staff's comment regarding the market capitalization range of the Index. Registrant supplementally states that the Index is currently reconstituted semi-annually but declines to disclose in the Fund's Registration Statement the frequency of the Index's reconstitution because MSCI, the Index provider, could revise its reconstitution procedures at any time, rendering the disclosure inaccurate. Further, Registrant does not believe that the frequency of the reconstitution of the Index is material to Fund investors.

10. COMMENT: If applicable, please disclose in your response any affiliation that exists between the Adviser and MSCI or the MSCI All Country World IMI Index.

RESPONSE: Adviser is unaffiliated with MSCI and/or the MSCI All Country World IMI Index.

11. COMMENT: The staff objects to equivocal language (e.g., "including," "such as," etc.) in the disclosure. Please revise such language throughout the Fund's registration statement.

RESPONSE: Registrant has revised the disclosure consistent with the staff's comment, where practicable. Registrant respectfully declines to delete all

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April 30, 2013

equivocal language, however, because the disclosure must provide Adviser with sufficient flexibility to manage the Fund for the next year given the "evergreen" nature of the Fund's registration statement.

12. To the extent that the Fund invests in non-ADR depositary receipts, please revise the principal risks accordingly.

RESPONSE: Registrant has revised the Fund's disclosure to include Global Depositary Receipts.

13. COMMENT: Please disclose under what circumstances the Fund will sell its portfolio investments.

RESPONSE: Registrant has revised the Fund's Item 9 disclosure to address the staff's comment.

14. COMMENT: In the Fund's Item 4 disclosure, please summarize in plain English the meaning of "internally managed fundamental and quantitative strategies that vary by asset class and investment style" e.g. does the Adviser consider P/E ratios or other metrics in making its investment decisions.

RESPONSE: Registrant notes that the meaning of these terms is discussed in the Fund's Item 9 disclosure. Accordingly, Registrant respectfully declines to add disclosure relating to these terms to its summary Item 4 disclosure.

15. COMMENT: Please disclose the types of equities the Fund principally invests in and the attendant risks.

RESPONSE: Registrant has revised the Fund's Item 9 disclosure to identify types of equity securities in which the Fund may invest. Registrant respectfully declines to revise its Item 4 disclosure, however, to address each of these types of securities specifically. As required by Form N-1A, the Fund's Item 4 disclosure, including such risk disclosure, summarizes the risks related to the Fund's investments the various types of equity securities in which it may invest. Registrant believes that this disclosure is sufficiently general so as to apply to all of the types of equity securities in which the Fund may invest and is appropriate Item 4 disclosure. More extensive disclosure on each of the various types of equity securities that the Fund may invest in is included later in the Prospectus and in the SAI.

U.S. Securities and Exchange Commission
April 30, 2013

16. COMMENT: Please explain how the Adviser determines location with respect to the Developed and Emerging Market countries in which the Fund invests.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

17. COMMENT: Please consider disclosing the percentage of the Fund's assets that will be invested outside of the United States under both normal and less favorable conditions.

RESPONSE: Registrant respectfully declines to add disclosure stating that the Fund will invest a certain percentage of its total assets outside of the United States. Registrant notes that when the SEC adopted Rule 35d-1, it clearly recognized that the term "global" is an ambiguous term and declined to impose a minimum investment requirement on funds with "global" in their name. Further, the guidance subsequently issued by the SEC staff regarding Rule 35d-1 states in Q&A 10 that "global" is not a term triggering application of the Rule. The Fund's prospectus clearly describes the global investment strategy of the Fund. Thus, although Registrant expects the Fund normally to invest at least 40% of its assets in securities that provide non-U.S. exposure or in registered investment companies that provide non-U.S exposure, the Adviser does not believe that requiring the Fund to do so by disclosing such in the Prospectus is appropriate.

18. COMMENT: Registered Investment Company and Exchange Traded-Funds Risk is included in the Principle Investment Risks. If the Fund has a principle strategy of investing in Registered Investment Company and Exchange Traded-Funds please disclose such strategy in the Principle Investment Strategies section of the Prospectus.

RESPONSE: Registrant has disclosed the Fund's intention to invest in ETFs in the last sentence of its Item 4 strategies disclosure.

Details Regarding Principle Investment Strategies

19. COMMENT: Please confirm that all principal investment strategies and risks of the Fund, as disclosed in this section, are summarized in Item 4 or revise the disclosure accordingly. To the extent disclosure is repeated, consider revising to add or clarify the summary in Item 4.

RESPONSE: Registrant confirms that all principal investment strategies and risks of the Fund as disclosed in this section are summarized in Item 4. Registrant believes the Fund's Item 9 disclosure is appropriate under the circumstances and respectfully declines to revise the Item 9 disclosure as redundant or repetitive..

U.S. Securities and Exchange Commission
April 30, 2013

20. COMMENT: Please add disclosure regarding whether and how long in advance shareholders will be notified in the event the Board of Trustees changes the Fund's investment objective.

RESPONSE: Although Registrant will provide shareholders with appropriate notice regarding changes to the Fund's investment objective, Registrant respectfully declines to add the requested disclosure to the Prospectus as Registrant is not aware of any regulatory requirement or published SEC guidance requiring such disclosure for a Fund that is not subject to Rule 35d-1 under the 1940 Act.

Adviser Related Performance

21. COMMENT: If applicable, please delete "fully discretionary" in the first sentence of the first paragraph.

RESPONSE: Consistent with the staff's comment, "fully discretionary" has been deleted from the referenced paragraph.

22. COMMENT: Please revise the last sentence of the first paragraph to state that the investment objective, policies and strategies of accounts comprising the composite are substantially similar to the LMCG Global Market Neutral Fund.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

23. COMMENT: Please revise the second sentence of the third paragraph to state that the composite returns are net of all actual fees including sales loads and expenses.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

General Information

24. COMMENT: With respect to the statement that "[u]nder unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed," please describe the circumstances that create an emergency.

RESPONSE: Registrant notes that many mutual fund families began to include such disclosure in their prospectuses following the tragic events of September 11, 2001. No series of Registrant has had to rely on this disclosure yet. Registrant,

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nonetheless, plans to include this disclosure to provide a basis for Fund transactions in the case of extraordinary circumstances. Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 under the 1940 Act as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund's board with the exception of, among other things, those days listed in the prospectus.

25. COMMENT: In the paragraph immediately preceding the section entitled "When and How NAV is Determined" please confirm in your response that the disclosure is intended to inform shareholders that only the methodology of redemption may be suspended and not that a redemption itself may be suspended.

RESPONSE: Registrant confirms that the disclosure is intended to inform investors that only the methodology of redemption may be suspended.

26. COMMENT: In the fourth paragraph of the section entitled "When and How NAV is Determined" please revise the disclosure to state that the Board of Trustees has supervisory responsibility for fair valuations. Also revise the disclosure to clarify that the Valuation Committee uses procedures approved by the Board to fair value securities.

RESPONSE: Because the Fund's current disclosure states that valuation is done by a Valuation Committee appointed by the Board, "using procedures approved by the Board," Registrant believes the disclosure complies with the staff's comment and respectfully declines to further revise the Fund's disclosure in this regard.

27. COMMENT: In the second paragraph of the section entitled "Transactions Through Financial Intermediaries" please revise the last sentence to clarify that orders received in good order by the close of trading on the NYSE will receive that day's NAV irrespective of the financial intermediaries' ability to transmit orders to the Fund.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

28. COMMENT: In the subsection entitled "Redemptions in Kind" in the section entitled "How to Sell Shares from Your Account," please disclose what types of securities the Fund may use to pay redemptions. If the Fund may use illiquid securities please include the attendant risks to the recipient.

RESPONSE: As suggested by the Fund's current disclosure, the Fund expects to distribute liquid securities, to the extent that it redeems shares in kind. As also

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recognized by the disclosure, however, the Fund may be forced to distribute illiquid securities. Accordingly, as drafted, the disclosure alerts investors to their potential receipt of illiquid securities in connection with an in-kind redemption and the risks of such securities (i.e., that there might not be a liquid market for them). For these reasons, Registrant believes that the Fund's disclosure regarding in-kind redemptions is appropriate and respectfully declines to further revise such disclosure.

29. COMMENT: In the subsection entitled "Limitations on Frequent Purchases" in the section entitled "Buying Shares," please delete the word "knowingly" from the sentence: [t]he Fund does not permit market timing and will not knowingly accommodate trading in Fund shares in violation of these policies.

RESPONSE: Registrant respectfully declines to revise the disclosure to address the staff's comment due to the usage, by the mutual fund industry, of omnibus accounting and the ability of market timers to use omnibus accounting to trade in, and out, of the Fund's shares. Although, as disclosed in the Fund's Registration Statement, the Fund has adopted policies and procedures to protect it against the use of omnibus accounts in this manner, there can be no guarantee that such policies and procedures will be effective in preventing all market timing activities. As disclosed in the cited language, however, the Fund will not knowingly accommodate market timing activities in the Fund's shares.

SAI

30. COMMENT: With respect to SAI sections that discuss the Fund's strategies and risks, please confirm supplementally that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, do not duplicate information in from the prospectus in the SAI unless such duplication is necessary to make the disclosure more comprehensive. Also, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus.

RESPONSE: Registrant confirms that principal investment strategies and risks are distinguished from non-principal strategies, the Fund's non-principal investments strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A and all principal strategies and risks are summarized in the Prospectus. Registrant respectfully declines to remove all duplicative disclosure

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in the SAI as Registrant has prepared the SAI to be a comprehensive document, independent of the Prospectus.

31. COMMENT: In the section entitled "Illiquid and Restricted Securities" please revise the disclosure to state that no more than 15% of the Fund's net assets may be invested in illiquid securities.

RESPONSE: Registrant respectfully declines to revise the disclosure to address the staff's comment because the current disclosure, stating that "[t]he Fund may invest up to 15% of its net assets in illiquid securities," is functionally equivalent to the staff's requested disclosure.

32. COMMENT: Please disclose whether the Fund may pledge assets to secure borrowing.

RESPONSE: The last sentence of the second paragraph of the subsection entitled "Borrowing" in the section entitled "Leverage Transactions" states, "The Fund may pledge assets to secure borrowing to the extent permitted by the 1940 Act."

33. COMMENT: In the subsection entitled "Borrowing" in the section entitled "Leverage Transactions" please delete the sentence, "Entering into reverse repurchase agreements and purchasing securities on a when-issued, delayed delivery or forward delivery basis are not subject to this limitation" or otherwise explain in your response why these investments are not subject to the limitation on borrowing.

RESPONSE: Pursuant to guidance from the SEC and staff, to the extent the Fund covers its commitment under a reverse repurchase agreement (or economically similar transaction) by segregating assets, determined in accordance with procedures adopted by the Board and equal in value to the amount of the Fund's repurchase commitment, such an agreement is not considered to be a "senior security" and therefore is not subject to the 300% asset coverage requirement applicable to borrowings by the Fund.

34. COMMENT: In the section entitled "Concentration" please revise the parenthetical to reflect the staff's position that 25% or more of a fund's total assets in the stocks of a single industry or group of industries is considered concentrated.

RESPONSE: Registrant respectfully declines to revise the Fund's fundamental policy with respect to concentration because the existing disclosure is consistent with Instruction 4 to Item 9(b)(1), which was adopted by the Commission and

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states that a policy to concentrate means "investing more than 25% of a Fund's net assets in a particular industry or group of industries."

35. COMMENT: In the third paragraph under the section entitled "Investment Limitations," please expand the disclosure to include all Fund limitations. In the same paragraph, please also revise the exception with respect to borrowing money to include illiquid securities.

RESPONSE: Registrant has expanded the disclosure in the referenced paragraph to include all Fund limitations and added disclosure with respect to illiquid securities consistent with the staff's comment.

36. COMMENT: In the first sentence of the first paragraph following the Fund's enumerated Fundamental Limitations please delete "and other institutions" or otherwise explain in your response the types of non-bank institutions the Fund may borrow money from.

RESPONSE: Registrant has deleted "and other institutions" to address the staff's comment.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,
/s/ David Faherty
David Faherty

cc: Stacy L. Fuller
         K&L Gates LLP